Exhibit 1.01

MOTORCAR PARTS OF AMERICA, INC.
Conflict Minerals Report
For The Year Ended December 31, 2015

This Conflict Minerals Report for Motorcar Parts of America, Inc. and its subsidiaries (the “Company,” “MPA,” “we,” or “us”) covers the reporting period from January 1, 2015 to December 31, 2015, and is presented in accordance with the Securities Exchange Act of 1934, Rule 13p-1 (the “Rule”) and the requirements of Form SD.

This Conflict Minerals Report is filed as Exhibit 1.01 to our Specialized Disclosure Report on Form SD and is also posted on the MPA Corporate Governance website.

1.	Introduction

MPA is a leading manufacturer, remanufacturer, and distributor of aftermarket automotive parts for import and domestic cars, light trucks, heavy duty, agricultural and industrial applications. Our products include (i) rotating electrical products such as alternators and starters, (ii) wheel hub assemblies and bearings, and (iii) new brake master cylinders.

This Conflict Minerals Report (the “Report”) for the reporting period from January 1, 2015 to December 31, 2015 is presented by the Company pursuant to the Rule and the requirements of Form SD. The Rule implements reporting and disclosure requirements as directed by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Act”) related to conflict minerals (as defined in the Act). The Rule imposes certain reporting obligations on SEC registrants whose products contain conflict minerals which are necessary to the functionality or production of their products.

MPA performed an internal assessment of its supply chain to identify those suppliers of products that contain or may contain conflict minerals.  We surveyed these suppliers with the expectation that they would in turn survey their direct suppliers, and so on, all the way down through the manufacturing supply chain to the processing facilities and mines.  We did this to determine whether any of the necessary conflict minerals in our products originated in the Democratic Republic of Congo (DRC) or an adjoining country (as defined in the Act), or were from recycled or scrap sources. As a result of these efforts, MPA has concluded in good faith, that:

a.	We manufacture or contract to manufacture products for which the conflict minerals Tin, Tantalum, and Gold are necessary to the functionality or production of those products and which otherwise constitute products under the Rule.

b.	Based on a reasonable country of origin inquiry, we have concluded that our products are “DRC conflict undeterminable,” meaning that we are unable to determine whether or not such product qualifies as DRC conflict-free.

Pursuant to the Rule, MPA therefore undertook due diligence measures on the source and chain of custody of those necessary conflict minerals.

Given that our products are “DRC conflict undeterminable,” we are not required by the Rule to obtain, and have not obtained, an independent private sector audit of this Report.

1.1	Forward-Looking Statements

This Report contains forward-looking statements regarding our business, products, and conflict minerals efforts, including steps we intend to take to mitigate the risk that conflict minerals in our products benefit armed groups, and our industry’s conflict minerals efforts. Words such as “expects,” “anticipates,” “intends,” “believes” and similar expressions or variations of such words are intended to identify forward-looking statements, but are not the exclusive means of identifying forward-looking statements in this Report. Additionally, statements concerning future matters that are not historical are forward-looking statements.

Although forward-looking statements in this Report reflect our good faith judgment, such statements can only be based on facts and factors currently known by us. Consequently, forward-looking statements are inherently subject to risks and uncertainties and actual results and outcomes may differ materially from the results and outcomes discussed in or anticipated by the forward-looking statements. Factors that could cause or contribute to such differences in results and outcomes include without limitation the risk that information reported to us by our direct suppliers or industry information used by us may be inaccurate; the risk that processing facilities may not participate in the Conflict-Free Smelter Program (CFSP); as well as risks discussed under the heading “Risk Factors” in our most recent Quarterly Report on Form 10-Q or Annual Report on Form 10-K related to, among other things, our dependence on our suppliers and our being subject to government regulations and policies. Readers are urged not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. We undertake no obligation to revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Report. Throughout this Report, whenever a reference is made to our website, such reference does not incorporate information from the website by reference into this Report unless specifically identified as such.

2.	Due Diligence

2.1	Design of Due Diligence

Our due diligence measures have been designed to conform, in all material respects, to the framework provided by the 3rd edition of the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related supplements for Tin, Tantalum, and Gold.  The Company will continue its due diligence and record-keeping processes with regard to conflict minerals in accordance with the OECD Guidance and the disclosure requirements of Form SD.

2.2	Due Diligence Performed

2.2.1	OECD Step 1: Establish Strong Company Management Systems[1]

2.2.1.1
Adopt and Commit to Policy Statement.  Our Board of Directors adopted a Policy Statement on Conflict Minerals (“Conflict Minerals Policy”), which is posted on the Company’s website at: http://www.motorcarparts.com/content/corporate-governance.

2.2.1.2	Structure Internal Management Systems to Support Due Diligence Efforts. We established an internal conflict minerals management team headed by our Chief Operating Officer (COO) with representatives from our legal, purchasing, internal audit, quality control, and engineering departments to monitor compliance with the Conflict Minerals Policy by the Company and our suppliers, and to report on program activities to executive management and the Audit Committee of our Board of Directors.

2.2.1.3	Establish Grievance Mechanism. We maintained a company grievance mechanism that is available internally and externally to report concerns, including those related to conflict minerals, as delineated in our Code of Business Conduct and Ethics available on our website[2].

2.2.1.4	Conduct Training. Where necessary or desirable, the Company will conduct or arrange for training of Company and supplier personnel concerning regulatory developments affecting conflict minerals.

1 The objective of Step 1 of the OECD Guidance is “To ensure that existing due diligence and management systems within companies address risks associated with minerals from conflict affected or high-risk areas.”
2 The MPA Code of Business Conduct and Ethics is available at: http://www.motorcarparts.com/content/corporate-governance.

2.2.1.4.1	We provided direct suppliers awareness letters to highlight the importance of a conflict-free supply chain.

2.2.1.4.2	We provided direct suppliers educational information and guidance to complete the conflict mineral information requests.

2.2.1.4.3	We had extensive written and oral communications with representatives of the supplier entities regarding the nature and extent of the information the Company was seeking, the necessity for a thorough response from the supplier or sub-tier supplier to all requests for information from the Company, and the need for the supplier to complete the forms provided by the Company in a timely manner.

2.2.2	OECD Step 2: Identify and Assess Risk in the Supply Chain[3]

2.2.2.1	Scope and Assess Risk of Supply Chain. We identified high priority suppliers as those who use conflict minerals in their products.

2.2.2.2	Perform RCOI. We used the OECD’s EICC-GeSI Conflict Minerals Reporting Template 4th Edition (CMRT) to identify the country of origin of processing facilities and location of origin of mines in our supply chain as reported by our direct suppliers.

2.2.2.3	Confirm CFSP Conflict-Free Status. We determined if the processing facilities adhere to responsible sourcing practices by evaluating the consistency between the:

2.2.2.3.1	Conflict mineral reported as being necessary to the functionality or production of the Company’s products and the conflict minerals reported in the International Material Data System (IMDS), as applicable.

2.2.2.3.2	Supplier’s list of processing facilities with those on the Conflict-Free Sourcing Initiative (CFSI) compliant processing facilities.

2.2.2.4	Evaluate Suppliers’ Due Diligence Efforts. We reviewed our direct suppliers’ due diligence activities, such as whether they had a conflict minerals policy, required their own suppliers to be “DRC conflict-free,” and/or implemented due diligence for “DRC conflict-free” sourcing.

2.2.3	OECD Step 3: Design and Implement a Strategy to Respond to Identified Risks[4]

2.2.3.1	Implement Supplier Risk Management Strategy. We devised a conflict minerals risk management plan that sets forth direct supplier-risk management strategies ranging from continued procurement to disengagement, which strategy is selected is at the discretion of senior management.

2.2.3.2	Report Findings to Senior Management. We reported information on the source and chain of custody of conflict minerals in our supply chain to the COO, senior management and the Audit Committee of our Board of Directors.

3 The objective of Step 2 of the OECD Guidance is “To identify and assess risks on the circumstances of extraction, trading, handling and export of minerals from conflict-affected and high-risk areas.”
4 The objective of Step 3 of the OECD Guidance is “To evaluate and respond to identified risks in order to prevent or mitigate adverse impacts.”

2.2.4	OECD Step 4: Independent Third-Party Audit of Smelter/Refiner’s Due Diligence Practices[5]

2.2.4.1	Participate in Industry Supported Programs. We do not have a direct relationship with Tin, Tantalum, or Gold processing facilities, nor do we perform direct audits of those entities that provide Tin, Tantalum, or Gold to us or our suppliers.

2.2.4.1.1	We rely on the due diligence activities and efforts of our suppliers and of industry (Electronics Industry Citizenship Council (EICC) or CFSI) or independent organizations to influence processing facilities to get audited and certified through CFSI’s CFS program.

2.2.4.1.2	We rely on the publicly-available results of the CFSP third-party audits to validate the responsible sourcing practices of processing facilities in our supply chain.

2.2.5	OECD Step 5: Report Annually on Supply Chain Due Diligence[6]

2.2.5.1	File SEC Annual Report. We will file a Form SD and Conflict Minerals Report (if necessary) with the SEC on an annual basis.

2.2.5.2	Obtain Independent Third-Party Audit, as Applicable. We are not required to submit an audit report of our Conflict Minerals Report prepared by an independent private sector auditor because we have determined in accordance with the requirements of Form SD that the conflict minerals in our products are “DRC conflict undeterminable.”

2.2.5.3	Provide Conflict Minerals Information on MPA Website. We will provide information regarding our conflict minerals program on our website.[7]

3.	Due Diligence Descriptions

The following descriptions are provided within this Report section:

a.	The supply chain and product manufactured or contracted to be manufactured that contain the conflict minerals Tin, Tantalum, and Gold;
b.	The Reasonable Country of Origin Inquiry (RCOI) efforts;
c.	The facilities used to process the necessary conflict minerals in our products, if known;
d.	The country of origin of the necessary conflict minerals in our products, if known;

3.1	Supply Chain and Products That Contain Conflict Minerals

Our supply chain consists of many tiers.  Before reaching our direct suppliers, minerals may go from the mines, to traders, exporters, processing facilities, component manufacturers, and sometimes intermediate suppliers.  We source products from first tier suppliers globally.  First tier suppliers are those suppliers with whom we have a direct business relationship.  These first tier suppliers select their suppliers (second tier suppliers) which, in turn, have their own group of suppliers (third tier), and so on.  There may be several or more tiers in the supply chain between a mine and our first tier suppliers.

5 The objective of Step 4 of the OECD Guidance is “To carry out an independent third-party audit of the smelter/refiner’s due diligence for responsible supply chains of minerals from conflict-affected and high-risk areas and contribute to the improvement of smelter/refiner and upstream due diligence practices, including through any institutionalized mechanism to be established at the industry’s initiative, supported by governments and in cooperation with relevant stakeholders.”
6 The objective of Step 5 of the OECD Guidance is “To publicly report on due diligence for responsible supply chains of minerals from conflict-affected and high-risk areas in order to generate public confidence in the measures companies are taking.”
7 The content of our website referred to in this Conflict Minerals Report is included for general information only and is not incorporated by reference in the Conflict Minerals Report or Form SD.

In identifying first tier (i.e., direct) suppliers who might use conflict minerals in their products, we spoke with our product engineers and/or used the IMDS database, as applicable.  IMDS is the automotive industry’s material data system.  It is a computer-based data system used primarily by automakers and Original Equipment Manufacturers (OEM) to manage regulatory material compliance of vehicles and vehicle parts.  All materials used for automotive manufacturing are collected, maintained, analyzed, and archived in this system, as applicable.

Based on this internal assessment of our product materials, we concluded that:
a.	Tin is the primary conflict mineral that is contained in our products manufactured (or remanufactured) or contracted to be manufactured. Some trace amounts of Tantalum and Gold have been reported by a few of the 27 suppliers that reported based on the list of products.
b.	Our products containing Tin, Tantalum, and Gold include rectifiers, regulators, and solenoids.
c.	We have 27 first tier suppliers of rectifiers, regulators, and solenoids.

The rectifiers, regulators, and solenoids we purchase are not specially manufactured to our specifications, but rather purchased as stock items.  Often Tin, a conflict mineral, is a component of these purchased items, and sometimes Tantalum and Gold may be included.  In our experience, the most common place where the conflict mineral appears is in the solder, which makes up a very small portion of the product.8  We are not aware of the presence of any conflict mineral in the Company Products, other than Tin, Tantalum, and Gold.

3.2	Reasonable Country of Origin Inquiry (RCOI) Efforts

We are layers removed from the processing facilities in our supply chain.  Accordingly, we rely on our direct suppliers to provide us with information concerning the origin of conflict minerals contained in the parts they supply to us.  In most cases, our direct suppliers are unable to confirm conflict minerals content or origin information.  Our direct suppliers must rely on their suppliers that in turn are expected to continue the cascade of reporting requirements until all conflict mineral content and processing facility information is identified.  Any break in the process may result in incomplete, inaccurate or untimely information. Additionally, many of our suppliers and their sub-tier suppliers are not directly subject to the same conflict mineral laws and regulations.

To begin the RCOI for the period covered in this Report, we sent a supplier awareness letter to each of our 27 direct suppliers that communicated our Policy Statement on Conflict Minerals (“Conflict Minerals Policy”)9 and expectations to comply with the requirements of the Act.  The Conflict Minerals Policy communicates our intent to achieve a “DRC conflict-free” supply chain.  Additionally, we provided educational information and guidance to our suppliers in order to complete the conflict mineral information requests, and highlight the importance of a “DRC conflict-free” supply chain.

Due to our position in the supply chain and limited insight into and lack of leverage over the deeper levels of the supply chain, we engage and actively cooperate with other industry members via our participation in the Automotive Industry Action Group (AIAG).  We use the tools and programs developed by the CFSI, especially CMRT and the Conflict-free Smelter Program (CFSP).  We also use the AIAG CM-3 Guide for Responding to the Conflict Minerals Reporting Templates, 4th Edition (AIAG Guide for Responding).

We required our direct suppliers to provide supply chain information using the CMRT on the necessary conflict minerals in their supply chain. The CMRT facilitates disclosure of information by suppliers that provide material to a company’s supply chain. It contains questions about the origin of conflict minerals included in a supplier’s products, supplier and sub-tier supplier due diligence results, company management systems over conflict minerals, as well as others.   As part of this process, we also asked our direct suppliers to complete a Letter of Certification whereby the supplier certifies that it has completed the CMRT for calendar year 2015 to the “best of its knowledge and in good faith”, including obtaining such CMRTs from its sub-tier suppliers.

8 Our products contain a relatively small amount of Tin, Tantalum, and Gold.  For Tin, the combined average weight of this conflict mineral per product total weight is 0.005% for solenoids, 0.25% for rectifiers, and 0.84% for regulators.  Minimal traces of Gold are found in a few of our regulators, with a combined weight percentage of 0.00908%.  A trace amount of Tantalum is contained in the plating of one regulator, with a weight percentage of 0.00069%.
9 The MPA Policy Statement on Conflict Minerals is available at: http://www.motorcarparts.com/content/corporate-governance.

For 2015, we received responses from 100% of the direct suppliers surveyed.  Suppliers’ responses were evaluated against the AIAG Guide for responding criteria.  In accordance with these criteria, additional information was requested for suppliers’ responses considered incomplete, inconsistent, or nonresponsive, with the goal of obtaining a complete list of all processing facilities and mines, inclusive of their countries or location of origin.  The Company continued to receive supply chain responses through March 31, 2016.

Of the 188 processing facilities listed, 23 processing facilities were provided by two direct suppliers on a company level (versus a product level) that does not identify the processing facility for a particular part, component, or business unit.  In these cases, we were unable to identify with certainty the specific facilities used to process the conflict minerals in our products.

Based on this RCOI, we have concluded that our products are “DRC conflict undeterminable,” meaning that we are unable to determine whether or not such product qualifies as DRC conflict-free.  We have reached this conclusion because we have been unable to determine the origin of all of the Tin, Tantalum, and Gold used in Company Products.

3.3	Facilities Used to Process the Necessary Conflict Minerals

In responding to our due diligence survey, our direct suppliers reported using a total of 188 processing facilities that are located throughout the world.  Of these 188 processing facilities, our suppliers listed 141 that are on the conflict-free list, 18 processing facilities that are in the process of being validated as “conflict-free”, and 29 that are neither conflict-free nor in the process of being validated.  Our direct suppliers were unable to provide the location of origin data for the mines used by these 29 processing facilities.  In these 29 cases, we have not been able to ascertain whether the Tin and Gold sold by the supplier, directly or indirectly, to the Company was processed by a smelter on the conflict-free list.  This is mainly the result of one direct supplier reporting at a company-level rather than at a product-level.  Therefore, we are unable to identify with certainty the specific facilities used to process the conflict minerals in our products.

3.4	Country of Origin of the Necessary Conflict Minerals

During the reporting period covered in this Report, our direct suppliers listed the country of origin for all of the 188 reported processing facilities.  One of the 188 processing facilities was reported as having a country of origin in one of the adjoining countries to the DRC (Rwanda) and is in the process of being validated as “conflict free” for Tin.  For the 141 processing facilities that are on the conflict-free list and the 18 processing facilities that are in the process of being validated as “conflict-free,” we confirmed the accuracy of the respective country of origin reported.  However, our suppliers were unable to provide the location of origin data for the mines used by the 29 processing facilities that are neither “conflict-free” nor in the process of being validated as noted above.

4.	Steps to Further Mitigate Risk and Improve Due Diligence

We intend to advance the effectiveness of our due diligence efforts to mitigate the risk that our necessary conflict minerals benefit armed groups in the DRC or an adjoining country by:

4.1	Supplier Code of Conduct. Developing a Supplier Code of Conduct which will reference and reflect the Company’s Conflict Minerals Policy and enhancing communication with suppliers in all areas covered by the Code, including conflict minerals compliance.

4.2	Strengthen Company Engagement with Suppliers. Continuing to engage with our direct suppliers to improve the completeness, accuracy and timeliness of information provided to us.

4.2.1	Engaging suppliers earlier in the year, communicating our expectations and timeline for the reporting period.

4.2.2	Enhancing training materials for suppliers, including conducting one-on-one conference calls for suppliers resistant to supporting our conflict minerals initiative.

4.2.3	Establishing an expectation whereby our direct suppliers will obtain conflict minerals information from their suppliers and provide that information to us, including the country of origins for processing facilities and location of origin for mines.

4.3	Support “DRC Conflict-Free” Supply Chain. Encouraging suppliers that deal with processing facilities not appearing on the conflict-free list to urge those processing facilities to obtain conflict-free smelter status or to consider moving their business to a conflict-free smelter wherever possible.

4.4	Enhance Internal Operating Procedures. Refining our internal operating procedures to continue to move towards a “DRC conflict-free” supply chain.

4.4.1	When making sourcing decisions, consider suppliers’ cooperation in providing responses to conflict mineral information requests and suppliers’ conflict mineral positions.

4.4.2	Determine whether to automate more of our due diligence process via the use of a tool (e.g., iPoint) designed to communicate and track conflict minerals sourcing information.

4.4.3	Institute performance metrics to track the number, completeness, accuracy and timeliness of suppliers’ responses received. Report the metrics to the COO.

4.5	Participate in Industry Supported Programs. Participating in industry coalitions and non-governmental organizations’ efforts to support the responsible sourcing of minerals: EICC, CFSI, AIAG, International Tin Research Initiative, Public-Private Alliance for Responsible Minerals Trade, and/or the Responsible Sourcing Network multi-stakeholder group.

4.5.1	With our leading industry partners, encouraging cross-stakeholder engagement and information sharing to achieve “DRC conflict-free” supply chains.